Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                            February 26, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Institutional Funds
                 Post-Effective Amendment No. 19
                 File Nos. 333-37177 and 811-08403

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Global Real Estate Investment Fund (the "Fund"), as provided orally to Erin Loomis of this office on February 4, 2010. The Staff's comments and our responses are discussed below.

Comment 1:  Cover Page: The phrase, "AllianceBernstein provides selection ... "
            should be deleted from the cover page. The language is not in compliance with Item 1A of Form N-1A.

RESPONSE:   WE HAVE REVISED THE PROSPECTUS IN RESPONSE TO THIS COMMENT.

Comment 2:  Annual Fund Operating Expenses: "Other Expenses" may be subdivided into sub-captions that identify the largest expense or expenses. If these sub-captions do not describe expenses that comprise a large part of "Other Expenses," then these do not need to be broken out. If Transfer Agent expenses remain at 0.00%, then this expense should not be broken out separately.

RESPONSE:   EXPENSES IN "OTHER EXPENSES" DO NOT MEET THE CRITERIA SET FORTH IN
            REGULATION S-X TO BE REFLECTED IN SUB-CAPTIONS.

Comment 3:  Introductory paragraph to the Examples: The phrase "assumes all dividends are reinvested ... " should be deleted.

RESPONSE:   WE HAVE REVISED THE PROSPECTUS IN RESPONSE TO THIS COMMENT.

Comment 4:  Principal Strategies: Since the Fund has "global" in its name, it needs to disclose that it invests in at least 3 countries, at least 40% of its securities are global, and it must define how the Adviser defines foreign companies.

RESPONSE:   WE HAVE REVISED THE PROSPECTUS IN RESPONSE TO THIS COMMENT.

Comment 5:  Principal Risks: Include real estate risk and REIT risk in the
            Principal Risks section. These risks may either be combined or discussed separately.

RESPONSE:   WE HAVE REVISED THE PROSPECTUS IN RESPONSE TO THIS COMMENT.

Comment 6:  Performance Table: The footnote regarding "After-Tax Returns" should be full size text and not a footnote.

RESPONSE:   THIS COMMENT MAY BE BASED ON THE TEXT OF THE PROSPECTUS AS IT
            APPEARS IN THE EDGAR VERSION. IN THE PRINTED VERSION OF THE
            PROSPECTUS, THE FOOTNOTE FONT IS SLIGHTLY SMALLER THAN THE
            PERFORMANCE TABLE TEXT BUT VERY CLEAR AND ALMOST EQUALLY PROMINENT.
            ACCORDINGLY, WE HAVE NOT REVISED THE PERFORMANCE TABLE IN RESPONSE
            TO THIS COMMENT.

Comment 7:  Performance Table: The footnote reference next to the "S&P 500
            Index" row heading has no corresponding footnote text.

RESPONSE:   WE HAVE REVISED THE PROSPECTUS IN RESPONSE TO THIS COMMENT.

Comment 8:  Performance Table - NAREIT Index: Instruction 2(b) to Item 4(b)(2),
            allows the use of an additional index, but using an additional index (in this case, NAREIT) requires that there be a narrative description of the index accompanying the bar chart and table.

RESPONSE:   WE HAVE REVISED THE PROSPECTUS IN RESPONSE TO THIS COMMENT.

Comment 9:  Purchase and Sale of Fund Shares: Delete the footnote to the
            Purchase Minimum chart referring to the Fund's ability to waive investment minimums.

RESPONSE:   WE HAVE REVISED THE PROSPECTUS IN RESPONSE TO THIS COMMENT.

                                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                            Sincerely,

                                            /s/ Erin C. Loomis
                                            -----------------------------
                                            Erin C. Loomis




cc:      Andrew L. Gangolf, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.

SK 00250 0157 1071803